SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 5
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Anchor Glass Container Corporation
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    033038209
                                   ----------
                                 (CUSIP Number)


                              CoMac Partners, L.P.
                       1 Greenwich Office Park, 3rd Floor
                               Greenwich, CT 06831
                                 (203) 552-6900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   See Item 4
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                                              Page 1 of 10 pages

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)     |_|
                                                         (b)     See Item 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                                7)    SOLE VOTING POWER
NUMBER OF                             70,132(1)
SHARES                    ------------------------------------------------------
BENEFICIALLY                    8)     SHARED VOTING POWER
OWNED BY                               Not Applicable
EACH                      ------------------------------------------------------
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                70,132(1)
WITH                      ------------------------------------------------------
                                10)   SHARED DISPOSITIVE POWER
                                      Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         70,132 (See Item 5)(1)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%(2)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

-----------------------
(1) 969,687 shares including 795,817 shares of Common Stock (the "Common Stock") issuable upon conversion of 22,354 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock ("Preferred Stock") and 103,738 shares of Common Stock issuable upon the exercise of warrants ("Warrants") owned by CoMac Partners, L.P.

(2) 31.7% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac International N.V.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)     |_|
                                                          (b)     See Item 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
                                 7)    SOLE VOTING POWER
NUMBER OF                              60,853(3)
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                         8)     SHARED VOTING POWER
EACH                                    Not Applicable
REPORTING                    ---------------------------------------------------
PERSON                           9)    SOLE DISPOSITIVE POWER
WITH                                   60,853(3)
                             ---------------------------------------------------
                                 10)   SHARED DISPOSITIVE POWER
                                       Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         60,853 (See Item 5)(3)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%(4)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

----------------------
(3) 919,899 shares including 754,133 shares of Common Stock issuable upon conversion of 12,632 shares of Preferred Stock and 104,913 shares of Common Stock issuable upon the exercise of Warrants owned by CoMac International N.V.

(4) 30.5% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Opportunities Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)     |_|
                                                             (b)     See Item 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC
------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                                 7)    SOLE VOTING POWER
                                       1,564(5)
NUMBER OF                    ---------------------------------------------------
SHARES                           8)    SHARED VOTING POWER
BENEFICIALLY                           Not Applicable
OWNED BY                     ---------------------------------------------------
EACH                             9)    SOLE DISPOSITIVE POWER
REPORTING                              1,564(5)
PERSON                       ---------------------------------------------------
WITH                            10)    SHARED DISPOSITIVE POWER
                                       Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         1,564 (See Item 5)(5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 0.1%(6)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

-----------------------
(5) 18,319 shares including 15,179 shares of Common Stock issuable upon conversion of 3,643 shares of Preferred Stock and 1,576 shares of Common Stock issuable upon the exercise of Warrants owned by CoMac Opportunities Fund, L.P.

(6) 0.1% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Endowment Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)     |_|
                                                            (b)     See Item 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
                                   7)    SOLE VOTING POWER
NUMBER OF                                26,954(7)
SHARES                         -------------------------------------------------
BENEFICIALLY                       8)     SHARED VOTING POWER
OWNED BY                                  Not Applicable
EACH                           -------------------------------------------------
REPORTING                          9)    SOLE DISPOSITIVE POWER
PERSON                                   26,954(7)
WITH                           -------------------------------------------------
                                   10)   SHARED DISPOSITIVE POWER
                                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         26,954 (See Item 5)(7)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Less than 0.1%(8)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

------------------------
(7) 345,488 shares including 283,375 shares of Common Stock issuable upon conversion of 68,010 shares of Preferred Stock and 35,159 shares of Common Stock issuable upon the exercise of Warrants owned by CoMac Endowment Fund, L.P.

(8) 13.9% including shares of Common Stock issuable upon the conversion of Preferred Stock and the exercise of Warrants.

                                  SCHEDULE 13D

CUSIP No. 033038209                                           Page 6 of 10 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Christopher M. Mackey
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)     |_|
                                                            (b)     See Item 5
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF, AF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------
                                    7)    SOLE VOTING POWER
NUMBER OF                                 52(9)
SHARES                         -------------------------------------------------
BENEFICIALLY                        8)    SHARED VOTING POWER
OWNED BY                                  159,503(10)
EACH                           -------------------------------------------------
REPORTING                           9)    SOLE DISPOSITIVE POWER
PERSON                                    52(9)
WITH                           -------------------------------------------------
                                    10)   SHARED DISPOSITIVE POWER
                                          159,503(10)
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         159,555 (See Item 5)(11)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%(12)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------------
(9) 919 shares including 754 shares of Common Stock issuable upon conversion of 181 shares of Preferred Stock and 113 shares of Common Stock issuable upon the exercise of Warrants owned by Mr. Mackey.

(10) 2,253,393 shares including 1,848,504 shares of Common Stock issuable upon conversion of 443,641 shares of Preferred Stock and 245,386 shares of Common Stock issuable upon the exercise of Warrants that may be deemed to be beneficially owned by Mr. Mackey (See Item 5).

(11) 2,254,312 shares including 1,849,258 shares of Common Stock issuable upon conversion of 443,822 shares of Preferred Stock and 245,499 shares of Common Stock issuable upon the exercise of Warrants that are owned or may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

(12) 53.0% including shares of Common Stock issuable upon conversion of Preferred Stock and exercise of Warrants.

                         Amendment No.5 to Schedule 13D

                  This amends the Schedule 13D dated June 22, 1998, as amended and restated by Amendment No. 4 dated June 30, 2000, (the "Schedule 13D") filed by CoMac Partners, L.P., CoMac International N.V., CoMac Endowment Fund, L.P., CoMac Opportunities Fund, L.P. and Christopher M. Mackey (the "Reporting Persons") with respect to the Common Stock, $.10 par value (the "Common Stock") of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 5, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4 of Schedule 13D, "Purpose of Transaction," is amended to add the following at the end thereof:

                  The Reporting Persons are the holders of 446,147 shares of the Company's Series A 10% Cumulative Convertible Preferred Stock (the "Preferred Stock") which constitute approximately 19.9% of the total outstanding shares of the Preferred Stock. Under the terms of the Preferred Stock, if twelve (12) quarterly dividend payments are unpaid, the Board of Directors of the Company automatically increases by five (5) members. The relevant provisions of the Certificate of Designations, Preferences and Relative, Participating, Optional or Other Rights, and the Qualifications, Limitations or Restrictions thereof, of the Series A 10% Cumulative Convertible Preferred Stock of the Company are attached as Exhibit A and incorporated hereto.

                  The Company has currently failed to make at least twelve (12) quarterly dividend payments on the Preferred Stock. Accordingly, the Reporting Persons intend to take the appropriate action under the Company's charter, by-laws, and the Delaware General Corporation Law, together with the other holders of the Preferred Stock, to elect five (5) directors (the "Series A Preferred Stock Directors") to the Company's Board of Directors. The Company's Board of Directors presently consists of 13 directors.

                  The Reporting Persons have had, and they expect to continue to have, discussions with other holders of the Preferred Stock concerning the election of the Series A Preferred Stock Directors. The Reporting Persons may propose that one or more of the nominees of the Series A Preferred Stock Directors are representatives of the Reporting Persons.

                  Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                               Page 7 of 10 pages

                                                                       Exhibit A

                  6.       Voting.

                  (b) Default in Payment of Dividends. Whenever dividends payable on Shares are in arrears and unpaid in an aggregate amount equal to or exceeding the aggregate amount of dividends payable thereon for twelve (12) quarterly dividend payments, the number of directors then constituting the Board of Directors of the Corporation shall thereupon automatically be increased by five (5), and the holders of the Series A 10% Preferred Stock shall have the exclusive and special right, voting separately as a class to elect five (5) directors ("Series A Preferred Stock Directors") to fill such newly created directorships by the vote of the holders of record of a majority of the Shares voting in such election.

                  Whenever the right of the holders of Series A 10% Preferred Stock to elect Series A Preferred Stock Directors shall have vested, such right may be exercised initially either at a special meeting of such holders of Series A 10% Preferred Stock called as provided in the following paragraph, or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders. The right of the holders of Series A 10% Preferred Stock voting separately as a class to elect Series A Preferred Stock Directors as aforesaid, when vested, shall continue until such time as all dividends in arrears on the Shares shall have been paid in full and, when so paid, the right of the holders of Series A 10% Preferred Stock to elect Series A Preferred Stock Directors as aforesaid shall cease, subject always to revisiting in the event of each and every subsequent failure to pay in full the aggregate amount specified in the preceding paragraph.

                  At any time when such special voting power shall have vested in the holders of Series A 10% Preferred Stock as provided in the preceding paragraph, a proper officer of the Corporation, shall upon the written request of the holders of record of at least twenty-five percent (25%) of the Shares, call a special meeting of the holders of record of the Series A 10% Preferred Stock, such special meeting to be held within forty-five (45) calendar days after the date on which such request is received by the Corporation, for the purpose of enabling such holders to elect the number of directors specified above; provided, however, that such special meeting need not be called if an annual meeting of stockholders of the Corporation for the election of directors shall be scheduled to be held within such forty-five (45) calendar days; and provided, further, that in lieu of any such special meeting, the election of the directors to be elected thereat may be effected by the written consent of the holders of record of a majority of the Shares.

                  Any director elected by the holders of record of the Series A 10% Preferred Stock shall continue to serve as such director until (i) removed by the vote of the holders of record of a majority of the Series A 10% Preferred Stock then outstanding, voting separately as a class; (ii) the next annual meeting of the stockholders of the Corporation and until his or her successor is duly elected and qualified by the holders of Series A 10% Preferred Stock; or
(iii) the right of holders of the Series A 10% Preferred Stock, voting as a separate class, to elect directors as provided in this Section 6(b) shall have terminated, whichever first occurs.

                  If, prior to the end of the term of any director elected as aforesaid by the holders of record of the Series A 10% Preferred Stock, a vacancy in the office of such director shall occur by reason of death, resignation, removal or disability, or for any other cause, such vacancy shall be filled for the unexpired term by vote or written consent of the holders of record of a majority of the outstanding Series A 10% Preferred Stock then outstanding, voting or acting separately as a class.

                               Page 8 of 10 pages

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 2, 2001


                                   COMAC PARTNERS, L.P.

                                   By: CoMac Associates, L.P.,
                                       general partner of CoMac Partners, L.P.

                                   By: CoMac Advisers, Inc.,
                                       general partner of CoMac Associates, L.P.

                                   /s/ Christopher M. Mackey
                                   -------------------------------
                                   Name:  Christopher M. Mackey
                                   Title: Co-Chairman


                                   COMAC INTERNATIONAL N.V.

                                   By: /s/ Christopher M. Mackey
                                      ----------------------------
                                   Name:  Christopher M. Mackey
                                   Title: Director


                                   COMAC ENDOWMENT FUND, L.P.

                                   By:  CoMac Advisers, Inc., its
                                   general partner


                                   By: /s/ Christopher M. Mackey
                                      ----------------------------
                                   Name:  Christopher M. Mackey
                                   Title: Co-Chairman


                               Page 9 of 10 pages

                                   COMAC OPPORTUNITIES FUND, L.P.

                                   By: CoMac Associates, L.P.,
                                       general partner of CoMac Opportunities
                                       Fund, L.P.

                                   By: CoMac Advisers, Inc.,
                                       general partner of CoMac Associates, L.P.

                                   By: /s/ Christopher M. Mackey
                                      --------------------------------
                                   Name:  Christopher M. Mackey
                                   Title: Co-Chairman


                                    /s/ Christopher M. Mackey
                                    -----------------------------------
                                    Name: Christopher M. Mackey


                              Page 10 of 10 pages